SEC FILE NUMBER 000-26642
CUSIP NUMBER 62855J104
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-CEN ☐ Form N-CSR

For Period Ended:

☑ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: December 31, 2020

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________________________________________________________________
PART I - REGISTRANT INFORMATION

Myriad Genetics, Inc.
Full Name of Registrant

_____________ ___
Former Name if Applicable

320 Wakara Way
Address of Principal Executive Office (Street and Number)

Salt Lake City, UT 84108
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10‑K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Myriad Genetics, Inc. (the “Company”) is unable to file its Transition Report on Form 10‑K for its transition period ended December 31, 2020 (the “Form 10‑K”) within the prescribed time period without unreasonable effort or expense due to the circumstances described below.

The Company requires additional time to review the accounting for certain transactions related to the Company’s international subsidiaries. The review has delayed the completion of the Company’s financial statements and the Company’s transition period audit, and has affected the Company’s ability to timely file the Form 10‑K. The Company expects to file the Form 10‑K as soon as practicable within the 15-day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Bryan Riggsbee Executive Vice President, Chief Financial Officer	(801)	584-3600
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not completed the preparation of its financial statements for the transition period ended December 31, 2020, and the Company is still evaluating the potential effects, if any, of the review described in Part III above. To the extent that any adjustments to the results of operations are required as a result of the accounting review described above, the Company currently expects to report results of operations for the six months ended December 31, 2020, as compared to the six months ended December 31, 2019, substantially consistent with period-over-period performance trends set forth in the Company’s earnings press release dated February 23, 2021 and furnished to the Securities and Exchange Commission (the “SEC”) as Exhibit 99.1 to the Company’s Current Report on Form 8‑K filed on February 23, 2021.

This Notification of Late Filing on Form 12b‑25 contains forward-looking statements, including statements regarding the Company’s expectations for the review of the accounting for certain transactions relating to the Company’s international subsidiaries, the Company’s ability to complete the filing of the Form 10‑K within the 15-day extension period and the Company’s expected financial results. These statements are based on current expectations as of the date of this Notification of Late Filing on Form 12b‑25 and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the Company’s ability to complete the Form 10‑K, including the financial statements for the transition period ended December 31, 2020, and the possibility that it will not be able to do so within the anticipated time period and other risks detailed in the Company’s filings with the SEC, including its Annual Report on Form 10‑K for the fiscal year ended June 30, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b‑25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

______________________________________________________________________________

Myriad Genetics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2021	By:	/s/ R. Bryan Riggsbee
R. Bryan Riggsbee Executive Vice President, Chief Financial Officer